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Exhibit 99.1

Main Street Capital Corporation
Computation of Ratio of Earnings to Fixed Charges
(numbers in thousands)

	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Earnings:
Net increase in net assets resulting from operations	$96,855	$104,444	$64,106	$39,970	$11,956
Income tax expense (benefit) and excise taxes	(35)	10,820	6,288	941	(2,290)

Total earnings before taxes	$96,820	$115,264	$70,394	$40,911	$9,666

Fixed Charges:
Interest expense	$20,238	$15,631	$13,518	$9,058	$3,791

Total fixed charges	$20,238	$15,631	$13,518	$9,058	$3,791

Earnings available to cover fixed charges	$117,058	$130,895	$83,912	$49,969	$13,457
Ratio of earnings to fixed charges	5.78	8.37	6.21	5.52	3.55

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  Exhibit 99.1
Main Street Capital Corporation Computation of Ratio of Earnings to Fixed Charges (numbers in thousands)